Exhibit 8.01

SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NEW YORK 10017

February 14, 2007

Lehman Brothers Holdings, Inc.

745 Seventh Avenue

New York, New York 10019

Ladies and Gentlemen:

We have acted as special tax counsel to Lehman Brothers Holdings, Inc. a Delaware corporation (the “Company”), in connection with the preparation and filing of a pricing supplement dated February 9, 2007 relating to 15.00% Reverse Exchangeable Notes Linked to the Least Performing Common Stock in a Basket of Common Stocks due February 15, 2008 (the “Notes”) of the Company (the “Pricing Supplement”) to Product Supplement no. 180-I dated February 7, 2007 relating to Reverse Exchangeable Notes Linked to the Least Performing Common Stock in a Basket of Common Stocks (the “Product Supplement”) to a Prospectus Supplement dated May 30, 2006 relating to the Company’s Global Medium-Term Notes, Series I (the “Prospectus Supplement”) to a Prospectus dated May 30, 2006 (the “Prospectus”) filed by the Company pursuant to Rule 424(b) of the rules and regulations of the Securities and Exchange Commission under the Securities Act.

In delivering this opinion we have reviewed and relied upon: (i) the Pricing Supplement;  (ii) the Product Supplement; (iii) the Prospectus Supplement; (iv) the Prospectus; (v) the term sheet dated February 8, 2007 (vi) the Indenture dated September 1, 1987 as amended or supplemented from time to time, between Lehman Brothers Holdings, Inc. and Citibank, N.A., as trustee; (vii) the Global Note dated January 31, 2007; (viii) the Calculation Agency Agreement dated December 21, 2006; and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth.

In rendering our opinions, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents.  We have also assumed that the transactions related to the issuance of the Notes will be consummated in accordance with the terms of the documents described herein.

Based upon the foregoing and subject to the qualifications, assumptions and limitations stated herein and in the Product Supplement and the Pricing Supplement, (i) we hereby confirm our opinion set forth in the Pricing Supplement under the caption “Certain U.S. Federal Income Tax Consequences” and (ii) we are of the opinion that the statements made in the Product Supplement under the caption “Certain U.S. Federal Income Tax Consequences,” insofar as they purport to constitute summaries of matters of United States federal tax law and regulations or legal conclusions with respect thereto, constitute accurate summaries of the matters described therein in all material respects.

We express no opinion with respect to the transactions referred to herein or in the Pricing Supplement, the Product Supplement, the Prospectus Supplement, or the Prospectus other than as expressly set forth herein.  We do not express any opinion herein concerning any law other than the federal law of the United States.

We hereby consent to the filing of this opinion as an exhibit to the Company’s Form 8-K (which is deemed incorporated by reference into the Prospectus) and to the use of our name under the caption “Legal Matters” in the Prospectus.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP